Equifinancial LLC

Annual Audit

For Year Ending 12/31/2022

CONFIDENTIAL
TREATMENT
REQUESTED

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

SEC FILE NUMBER

8-67037

FILING FOR THE PERIOD BEGINNING 01/01/2022 AND ENDING 12/31/2022
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Equifinancial LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1717 N. Bayshore Dr. Suite 208
                              (No. and Street)

Miami	Florida	33132
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David L. Wilson	305-358-1040	dwilson@equifinancialllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
                              (Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)
JULY 28, 2004		1839	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David L. Wilson _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Equifinancial LLC _____, as of April 20 _____, 2023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Notary Public State of Florida
Yusbey Marquez
My Commission HH 354461
Expires 1/26/2027

Signature: _____

Title: Member Managing _____

Notary Public _____

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

EQUIFINANCIAL, LLC
FOR THE YEAR ENDED DECEMBER 31, 2022

TABLE OF CONTENTS



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland. FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Equifinancial, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Equifinancial, LLC as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Equifinancial, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Equifinancial, LLC's management. Our responsibility is to express an opinion on Equifinancial, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Equifinancial, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Equifinancial, LLC's financial statements. The supplemental information is the responsibility of Equifinancial, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Equifinancial, LLC's auditor since 2011.

Maitland, Florida

April 18, 2023

EQUIFINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2022

ASSETS

Assets:		
Cash and cash equivalents	$	22,200
Commissions receivable		
Total Assets	$	22,200

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities		
Member's equity:		22,200
	$	22,200

The accompanying notes are an integral part of these financial statements.

EQUIFINANCIAL, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

Revenues:

Mutual Fund and 12B-1	$	18,730
DST Sales Revenue		65,652
Reimbursed Expenses		
Annuity		2,737
Total revenues		87,119

Expenses:

Commission	50,000
Occupancy (Related Party)	4,400
Professional fees	4,000
CRD	2,970
Regulatory fees	12,322
Conference	100
Bank Fees	60
Total expenses	73,852
Net Income (loss)	$ 13,267

The accompanying notes are an integral part of these financial statements.

EQUIFINANCIAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

BALANCE - JANUARY 1, 2021	$	8,932
Contribution		
Net income (loss)		13,268
BALANCE - DECEMBER 31, 2022	$	22,200

The accompanying notes are an integral part of these financial statements

4

EQUIFINANCIAL, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

Cash flows from operating activities:		
Net income (loss)	$	13,267
Adjustments to reconcile net income (loss) to net		
cash flows from operating activities:		
Decrease in commissions receivable		1,490
Net cash used in operating activities		14,757
Cash flows from financing activities:		
Contribution		
Net decrease in cash and cash equivalents		-
Cash and cash equivalents at beginning of period		7,443
Cash and cash equivalents at end of period	$	22,200
Supplemental Disclosure:		
Cash use for interest	$	-
Cash use for taxes	$	-

The accompanying notes are an integral part of these financial statements.

EQUIFINANCIAL, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Equifinancial, LLC ("the Company") is a broker-dealer, registered with the Securities Exchange commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was organized in 2004.

The Company's commission income is substantially derived from commissions from mutual funds and sales of annuities.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At DECEMBER 31, 2022, the Company had no uninsured cash balances.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its member, has elected under the Internal Revenue Code to be a Limited Liability Company for both federal and state income tax purposes. In lieu of corporation income taxes, the members of a Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return.   The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The shareholders and the Company are generally not subject to U.S. federal, state or local income tax examinations related to the Company's activities for tax years before 2015.

Note 1 – Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Revenue Recognition

Mutual funds fees and fees from the sale of investment interest in multi-family offering are recognized when all performance obligations are satisfied, which is the trade date.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund upfront over time, upon the investors exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that it is performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amount are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares and future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the company does not believe that it can overcome this constraint until the market value of the fund and investor activities are known which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2022, the Company had excess net capital of $17,200.00 and a net capital ratio of 0% to 1.

Note 3 – Related Party Transactions

The Company sub-leases office facilities from an entity owned 100% by the sole member at the rate of $400 a month. Rent paid to the related party for the year 2022 was $4,400 and is included in occupancy. There is nothing due to the related party at December 31, 2022.

The Company has elected not to apply the recognition requirements of ASU 2016-02, leases – (Topic 842) relating to its short-term lease and instead has elected to recognize the lease payments as lease cost on a straight-line bases over the lease term.

Note 4 – Commitments and Contingencies

The Company does not have any commitments or contingencies.

Note 5 - Subsequent Events

The Company has evaluated subsequent events through the date which the financial statements were available to be issued, and has determined that the Company had no events occurring subsequent to December 31, 2022 requiring disclosure.

EQUIFINANCIAL, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1

AND RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5(d)(4)

AS OF DECEMBER 31, 2022

Computation of basic net capital requirements:

Total member's equity qualified for net capital	$	22,200
Non allowable		
Net capital	$	22,200
Minimum net capital requirements:		
6 2/3% of total aggregate indebtedness		
Minimum dollar net capital for this broker-dealer ($5,000)		5,000
Net capital in excess of required minimum	$	17,800

There are no material differences between the above computation of net capital
and the Company's Corresponding unaduited Part IIA of
Form X-17A-5 as of December 31, 2022

SCHEDULE II

EQUIFINANCIAL, LLC
COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2022

The Company operates under the exemptive provision of paragraph (k)(1) of SEC 15c3-3

SCHEDULE III

EQUIFINANCIAL, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 FOR THE YEAR ENDED DECEMBER 31, 2022

The Company has complied with the exemptive requirement of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of Decemk 31, 2021



hab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130 | *Certified Public Accountants* | Telephone 407-740-7311 |
| Maitland, FL 32751 | Email: pam@ohabco.com | Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Equifinancial, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Equifinancial, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Equifinancial, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (exemption provision) and (2) Equifinancial, LLC stated that Equifinancial, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Equifinancial, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Equifinancial, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Ohab and Company

Maitland, Florida

April 18, 2023

Equifinancial, LLC

Investment Banking
FINRA Member Firm

1717 North Bayshore Drive, Suite 208, Miami FL 33132

Equfinancial LLC (the "Company") is a registered broker-dealer subject to Rule17a-5 promulgated by the Securities and Exchange Commission (17C.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed and exemption from C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(1)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(1) Throughout the most recent fiscal year without exception.

Equifinancial LLC

I, David L. Wilson, swear that, to my best knowledge and belief, this Exemption Report is true and Correct.

By: _David L. Wilson_

David L. Wilson, CLU, ChFC
Title: Managing Member
4/20/2023